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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   0-21681
                                                                   Cusip Number
                                 FORM 12b-25                        89363A 10 1

                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
             [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:     December 31, 1997
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------


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  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       N/A
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PART I - REGISTRANT INFORMATION

Transcrypt International, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

4800 NW 1st Street
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Address of Principal Executive Office (Street and Number)

Lincoln, Nebraska 68521
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


The Registrant's Annual Report on Form 10-K will not be filed by Registrant within the period prescribed for such report. As a result of certain transactions that occurred during 1997, certain complex accounting principles relating primarily to revenue recognition have not been resolved by the Registrant's independent auditors, Coopers & Lybrand, and the Registrant. Accordingly, the Registrant's independent auditors have not completed their audit on the consolidated balance sheets of Registrant and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1997. As of this date, senior management, the Board of Directors, outside legal counsel and Coopers & Lybrand have not completed their review of the Form 10-K. Included as Exhibit 1 is the statement from Coopers & Lybrand.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Jeffery L. Fuller           402               474-4800
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                 (Name)             (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


     ------------------------------------------------[X] Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                     [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss for 1997, which includes a write-off in the third quarter of 1997 of approximately $9.83 million of in-process research and development costs acquired in the acquisition of E.F. Johnson Company, in excess of the pro forma net loss of $2.15 million reported for 1996. As a result of certain transactions that occurred during 1997, certain complex accounting principles relating primarily to revenue recognition have not been resolved by Coopers & Lybrand and the Registrant. Accordingly, the Registrant cannot make a reasonable estimate of the extent of the change in results of operations for the year ending December 31, 1997 as compared with the year ending December 31, 1996.


                         Transcrypt International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 30, 1998                   By   /s/ Jeffery L. Fuller
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                                          Jeffery L. Fuller
                                          Chief Executive Officer







INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001)
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                                 EXHIBIT INDEX



Exhibit 1       Letter from Coopers & Lybrand L.L.P.






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